

Mailstop 3233

December 2, 2016

Via E-mail
Mr. Frank V. Saracino
Chief Financial Officer and Treasurer
NorthStar/RXR New York Metro Real Estate, Inc.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re: NorthStar/RXR New York Metro Real Estate, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 333-200617**

Dear Mr. Saracino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2016

Note 3 – Investment in Unconsolidated Venture, page 16

1. Given the significance your investment in unconsolidated venture at fair value is to your balance sheet, please expand future quarterly disclosures to include summarized financial information for your investment pursuant to Rule 4-08(g) of Regulation S-X. Future annual reports should include separate financial statements pursuant to Rule 3-09 of Regulation S-X. Please note that such requirements apply to investments accounted for using the fair value option.

Mr. Frank V. Saracino
NorthStar/RXR New York Metro Real Estate, Inc.
December 2, 2016
Page 2

2.   Please expand your disclosures to include background information related to the unconsolidated venture such as ownership structure and nature of its business. Your disclosures should outline the name of each significant material investee and percentage of ownership within the venture for them and yourself.

3.   Pursuant to amounts reflected within your statement of cash flows on page 8, we note that you invested $1.9 million in investments in unconsolidated ventures.   Alternatively, elsewhere we note that your proportionate share of the gross costs of the underlying real estate for your investment in unconsolidated venture is $4.9 million.   Please explain the facts and circumstances that contribute to such difference and reconcile such amounts within your response.

Summary of Fees and Reimbursements, page 19

4.   In future Exchange Act periodic reports, please update your fees and reimbursements disclosure to include the following: (1) fees actually paid (broken out by offering, acquisition, operating, etc.) and the aggregate amount accrued but unpaid, and (2) reimbursements actually paid to the Advisor Entities or their affiliates, and any amount accrued but unpaid.

Note 6 – Stockholders' Equity

Distributions, pages 20 – 21

5.   Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Note 8 – Fair Value

6.   We note that you utilize NAV to determine fair value of your unconsolidated venture as a practical expedient and therefore do not present your investment within the fair value hierarchy.   Please clarify how you evaluated the guidance in paragraphs 820-10-15-4 and 5 of the Financial Accounting Standards Codification (ASC) in determining that your investment falls within the scope of such guidance.   Your response should discuss details about the investment specifically its application of the guidance within Topic 946 of the ASC.   Alternatively, please cite the specific guidance within the ASC that supports your accounting treatment.

7.   Please revise disclosures in future periodic filings to include the disclosure requirements outlined within paragraph 820-10-50-6A of the ASC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collins at 202-551-6431 or Sandra Hunter at 202-551-3758 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities